Filed by Specialty Copper Listco Plc

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SDCL EDGE Acquisition Corporation

Commission File No.: 001-40980

Date: June 12, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 12, 2024

SDCL EDGE Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40980	98-1583135
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

60 East 42nd Street, Suite 1100, New York, NY	10165
(Address of principal executive offices)	(Zip Code)

(212) 488-5509
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SEDA.U	New York Stock Exchange LLC
Class A ordinary shares, par value $0.0001 per share	SEDA	New York Stock Exchange LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SEDA.WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

SDCL EDGE Acquisition Corporation (“SEDA”) is furnishing an updated investor presentation dated June 2024 that is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. The investor presentation updates the investor presentation previously filed as Exhibit 99.1 to Current Report on Form 8-K on April 2, 2024.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, SEDA makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Important Information and Where to Find It

In connection with the business combination agreement executed by, among others, SEDA and Specialty Copper Listco Plc (“PubCo”) on February 20, 2024 (the “Business Combination”), PubCo has publicly filed with the United States Securities and Exchange Commission (the “SEC”) a preliminary proxy statement/prospectus on Form F-4 (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to holders of SEDA’s ordinary shares as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SEDA’s shareholders in connection with the Business Combination. PubCo and SEDA may also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SEDA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by PubCo or SEDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SEDA may be obtained free of charge from SEDA’s website at www.sdcledge.com or by written request to SEDA at SDCL EDGE Acquisition Corporation, 60 East 42nd Street, Suite 1100, New York, NY 10165, Attn: Francesca Lorenzini.

Participants in the Solicitation

SEDA, and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from SEDA’s shareholders in connection with the Business Combination. Information about SEDA’s directors and executive officers and their ownership of SEDA’s securities is set forth in SEDA’s filings with the SEC, including SEDA’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 16, 2024. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

2

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between SEDA, cunova GmbH (“Cunova”) and the KME specialty aerospace business (the “Aerospace Business”, together with Cunova, the “Target”), including but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by the Target and the markets in which it operates, the Target’s projected future results (including EBITDA and cash flow). These forward-looking statements generally are identified by the words “project,” “expect,” “anticipate,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (a) the outcome of any legal proceedings that may be instituted in connection with the Business Combination; (b) delays in obtaining, adverse contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (c) the risk that the Business Combination disrupts Cunova’s or the Aerospace Business’s current plans and operations; (d) the inability of Cunova to recognize the anticipated benefits of the Business Combination, including its acquisition of the Aerospace Business, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably with customers and suppliers and retain key employees; (e) the risk that Cunova’s or the Aerospace Business’s projected pipeline of projects and production capacity do not meet Cunova’s or the Aerospace Business’s proposed timeline or that such pipeline fails to be met at all; (f) costs related to the Business Combination; (g) the risk that the Business Combination does not close in the second quarter of 2024 or does not close at all; (h) changes in the applicable laws or regulations; (i) the possibility that Cunova, the Aerospace Business, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (j) economic uncertainty caused by the impacts of geopolitical conflicts, including Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East; (k) economic uncertainty due to rising levels of inflation and interest rates; (l) the risk that the approval of the shareholders of SEDA for the Business Combination is not obtained; (m) the risk that any current or future equity or debt transactions are not completed prior to the closing of the Business Combination; (n) the risk that even if any current or future equity or debt transactions are completed, they will not be sufficient to satisfy the minimum cash condition set forth in the definitive documentation in connection with the Business Combination and/or fund the combined company’s execution on its near-term project pipeline allowing the combined company to scale its operations; (o) the amount of redemption requests made by SEDA’s shareholders and the amount of funds remaining in SEDA’s trust account after satisfaction of such requests prior to the closing of the Business Combination; (p) SEDA’s, Cunova’s, the Aerospace Business and the other parties to the definitive documentation in connection with the Business Combination ability to satisfy the conditions to closing the Business Combination; and (q) the ability to maintain listing of SEDA’s securities on the NYSE. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus contained therein, SEDA’s Annual Report on Form 10-K, SEDA’s Quarterly Reports on Form 10-Q and other documents filed by PubCo, the Target or SEDA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo, the Target and SEDA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither PubCo, the Target nor SEDA gives any assurance that PubCo, the Target or SEDA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by PubCo, the Target or SEDA or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1*	Investor Presentation

*	Furnished herewith.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2024	SDCL EDGE Acquisition Corporation

	By:	/s/ Ned Davis
	Name:	Ned Davis
	Title:	Chief Financial Officer

3

Exhibit 99.1

Strictly Private & Confidential [JM] Investor Presentation June 2024 Strictly Private & Confidential

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

June 2024

Disclaimer

This presentation (the "Presentation") is provided in connection with the potential initial business combination (the "Initial Business Combination") of SDCL EDGE Acquisition Corporation ("SEDA," "us" or "we") with the prospective target businesses (the "Target" or the "Company"). Any reproduction, publication or distribution of this Presentation, in whole or in part, or the disclosure of its contents other than what has been filed with the U.S. Securities and Exchange Commission (the "SEC"), without SEDA's prior written consent, is strictly prohibited. By accepting this Presentation, you hereby agree to be bound by and comply with the restrictions contained herein. By accepting and/or by reading this Presentation, the Recipient agrees and undertakes towards SEDA and the Target that it will not, and will cause its directors, officers, employees, representatives, advisors and consultants (the "Representatives") not to, disclose any type of information relating to SEDA or the Target other than what has been filed with SEC. Neither SEDA, the Target nor any of their affiliates, directors, officers, shareholders, employees or advisers or any other person, makes any representation or warranty, either expressed or implied, as to the accuracy, completeness or reliability of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the Recipient in the course of its evaluation of the Initial Business Combination. SEDA and the Target further expressly disclaim any and all liability relating to or resulting from the use of this Presentation based on the accuracy or sufficiency thereof or on any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of SEDA, the Target nor any of their affiliates, directors, officers, shareholders, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or suffered or incurred by any Recipient as a result of relying on any statement in or omission from this Presentation, and the Recipient hereby expressly disclaims such liability. In addition, the information contained in this Presentation is provided as of the date hereof and may change, and neither SEDA nor Target undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete. Except to the extent required by law, neither SEDA, the Target nor any other person assumes responsibility for the accuracy or completeness of the information contained in this Presentation. Further, the information contained herein is preliminary, based on a range of assumptions, is provided for discussion purposes only, is only a summary of selected key information, is not complete, does not take into account all relevant economic and market factors, does not contain certain material information about the Proposed Transaction or the Initial Business Combination, including risk factors associated with the Target, SEDA, the Proposed Transaction or the Initial Business Combination, and is subject to change without notice. This Presentation is not intended to contain all the information that a person may desire in considering an investment in the Proposed Transaction. Any person seeking to make any such investment should consult with its own advisors (including but not limited to legal, regulatory, tax, business, financial and accounting advisors) to the extent necessary, and make its own investment decision and perform its own independent investigation and analysis of an investment in the Proposed Transaction and an analysis of the Initial Business Combination and the other transactions contemplated in this Presentation. The Recipient should not consider any information in this Presentation to be legal, investment, business, tax or accounting advice or a recommendation. The Recipient agrees that none of Sustainable Development Capital LLP ("SDCL"), SDCL EDGE Sponsor LLC ("Sponsor"), the Target or any of their respective affiliates, directors, officers, employees, shareholders, advisors or agents shall have any liability for any misstatement or omission of fact or any opinion expressed herein. Any person consulting this Presentation should also carefully consider the risks and uncertainties described in the "Risk Factors" section of the prospectus included in the registration statement on Form F-4 filed by Specialty Copper Listco Plc ("PubCo") on May 16, 2024 with the SEC, as may be amended from time to time, the annual report on Form 10-K filed by SEDA on April 16, 2024 and any subsequent filings with the SEC by either SEDA or PubCo from time to time. Any actual terms of the opportunity may vary from what is discussed herein and may do so in a material manner. There can be no assurance, and neither SEDA nor Target gives any assurance, that SEDA or Target will achieve the desired results or that any investor will receive any return of or on capital.

This Presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration qualification under the securities laws of any such jurisdiction.

Neither the SEC nor any state or territorial securities commission has approved or disapproved of the securities or determined if this Presentation is truthful, accurate or complete.

Certain statements, estimates, targets and projections contained in this Presentation may constitute "forward-looking statements" for purposes of the federal securities laws. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on those forward-looking statements as predictions of future events or future performance of SEDA or the Target. These forward-looking statements include, but are not limited to, statements regarding SEDA, the Target or their respective management teams' conclusions, expectations, hopes, beliefs, intentions or strategies regarding the future and/or future events or circumstances. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "addressing," "anticipated," "become," "benefit," "believe," "creating," "continues," "covered," "driven," "enabling," "expected," "growing," "implementing," "improve," "includes," "increasing," "intended," "may," "projected," "provide," "remain," "resulting," "shown," "support," "will," and similar expressions may identify forward-looking statements, but the absence of these words or expressions does not mean that a statement is not forward-looking. Forward-looking statements in this Presentation may include, for illustrative and non-exhaustive purposes only, statements about:

- SEDA's ability to engage in and complete the Initial Business Combination;
- SEDA's expectations and estimates regarding the performance of the Target;
- SEDA's expectations and estimates regarding the markets and market participants relevant to the Target;
- SEDA's public securities' potential liquidity and trading;
- SEDA's financial performance following its initial public offering;
- Target's ability to complete the acquisition of the Aerospace Business of KME Group by cunova GmbH ("cunova"); and
- Target's projected future operational and financial performance, including anticipated benefits of cunova's acquisition of the Aerospace Business of KME Group and the proposed business combination between the Target and SEDA.

2

Strictly Private & Confidential

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

June 2024

Disclaimer

Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, various factors beyond management's control, including other risks and uncertainties set forth in the section entitled "Risk Factors" in the prospectus included in the registration statement on Form F-4 filed by PubCo on May 16, 2024 with the SEC, as may be amended from time to time, the annual report on Form 10-K filed by SEDA on April 16, 2024 and any subsequent filings with the SEC by either SEDA or PubCo from time to time. Accordingly, any projections, modelling or analysis may differ materially and should not be viewed as factual and should not be relied upon as an accurate or complete prediction of future results, events or circumstances. Further, the information contained in this Presentation may derive, either in whole or in part, from various internal and external sources. No representation or warranty is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modeling or analysis or any other information contained in this Presentation. Any financial information in this Presentation (including specifically the projections) that are forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SEDA's and/or the Target's control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

In this presentation, we use a number of key operating metrics, including Full Added Value (FAV), and non-IFRS financial measures, including EBITDA and Adjusted EBITDA, which PubCo believes accurately, in all material respects, reflect the principal parameters of the Target's historic performance.

The financial measures EBITDA and Adjusted EBITDA, and measures calculated based on these measures, that are not prepared in accordance with accounting principles generally accepted in the United States ("GAAP") or international financial reporting standards ("IFRS"). These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP or IFRS. The Target believes these non-GAAP/non-IFRS measures of financial results provide useful information to management and potential investors regarding certain financial and business trends relating to the Target's financial condition and results of operations. The Target believes that the use of these non-GAAP/non-IFRS financial measures provides an additional tool for potential investors to use in comparing the Target's financial condition and results of operations with other similar companies, many of which present similar non-GAAP/non-IFRS financial measures to investors. There are a number of limitations related to the use of these non-GAAP / non-IFRS financial measures and their nearest GAAP / IFRS equivalents. For example, the Target's definitions of non-GAAP / non-IFRS financial measures may differ from non-GAAP / non-IFRS financial measures used by other companies and therefore the non-GAAP/non-IFRS measures in this Presentation may not be directly comparable to similarly titled measures of other companies. For reconciliations to the most directly comparable GAAP / IFRS measure, see Appendix A hereto.

The Presentation and the information contained in it do not constitute an offer capable of acceptance or intended to otherwise give rise to a binding contract. The Presentation and the information contained in it do not constitute a commitment of SEDA, PubCo or the Target to engage in the Initial Business Combination or to underwrite or place any financing or securities in relation to any business combination.

On February 20, 2024, SEDA, PubCo, Target and certain other parties, entered into a business combination agreement with respect to the Initial Business Combination (the "BCA"). The BCA is subject to, among other things, the receipt of all necessary approvals (including regulatory approvals) and the finalization of the relevant agreements to the satisfaction of the parties thereto (as therein provided).

The information contained in this Presentation is based on present circumstances, economic and market conditions, assumptions, and beliefs. Neither SEDA or the Target has any obligation to update this Presentation or correct any inaccuracies or omissions it discovers following the date of this Presentation.

SEDA is an "emerging growth company" as defined under the United States Securities Act of 1933, as amended (the "Securities Act"). SDCL is authorized and regulated in the United Kingdom by the Financial Conduct Authority. The information contained herein does not constitute or form part of, and should not be construed as, an offer or invitation to purchase, subscribe for, underwrite or otherwise acquire, any securities of SEDA or any other person nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of SEDA or any other person or in connection with any other contract or commitment whatsoever.

3

Strictly Private & Confidential

Strictly Private & Confidential Disclaimer 4 The 2024 guidance, estimates and long - term targets in this Presentation prepared by each of cunova GmbH and KME Aerospace, respe ctively, are forward - looking statements and are subject to significant business, financial, economic, operating, competitive and other risks and uncertainties, many of which are beyond th e control of each of cunova GmbH and KME Aerospace, respectively, and could cause actual results to differ materially from those contained in their respective 2024 guidance, estimates and long - term targets. Although all financial guidance, estimates and targets are necessarily speculative, each of cunova GmbH and KME Aerospace, respectively, believes that their respective preparation of g uid ance, estimates and targets involves increasingly higher levels of uncertainty the further out the guidance, estimate or target extends from the date of preparation. No assurance can be given tha t any of these metrics will be achieved on the time frames outlined in this Presentation or at all and no representation, warranty, undertaking or other assurance, express or implied, is given or made as to the achievement or reasonableness of any future guidance, management estimates, prospects, returns, or long - term targets contained in this P resentation. As a result, you should not place undue reliance on these forward - looking statements, which speak only as of the date of this P resentation and should not be regarded as an indication that each of cunova GmbH and KME Aerospace, respectively, or any of t hei r respective representatives considered or consider their respective 2024 guidance, estimates and long - term targets to be a reliable prediction of future events. Neither S EDA nor any of cunova GmbH or KME Aerospace undertake any obligation to update the forward - looking statements contained herein if circumstances or each of cunova GmbH and KME Aerospace's respective management estimates should change except as required by applicable securities laws. June 2024 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

EDGE cunova

June 2024

Presenting team

cunova



Werner Stegmüller

CEO

- Former CEO of Griesson - de Beukelaer GmbH Co. KG and Theo Müller Group of Companies
- Previous experience includes KSB AG, Horváth & Partners Management Consultants, IDS Scheer AG and Plaut



Dr. Wolf van Lengerich

CFO

- Former CFO of Eickhoff Maschinenfabrik und Eisengießerei GmbH and Maschinenfabrik Bernard Krone
- Previous experience includes Wincor Nixdorf and Bayerische HypoVereinsbank AG



Dr. Peter Böhlke

Head of Aerospace

- Responsible for Aerospace business within KME since inception of the R&D phase in 2019
- Group Director, Technology & Development at KME since November 2019
- Joined KME Group in 2003 as the Technical Coordinator, Rolled Products

EDGE



Jonathan Maxwell

Chairman & Co-CEO

- Over 25 years of experience in international finance, infrastructure and private equity
- Founder and CEO of Sustainable Development Capital LLP, investment adviser to EDGE
- Managed the IPOs of SDCL Energy Efficiency Income Trust and HSBC Infrastructure Company Ltd

Note: Presenting team represents the structure of the group after the proposed Business Combination is completed

5

Strictly Private & Confidential

EDGE cunova

June 2024

SEDA transaction rationale

SEDA's acquisition criteria	cunova
1 Well positioned to **capitalize on sustainability growth markets**	✓
2 **A leading market player with differentiated product offering** and business model	✓
3 **Stable cash flow profile** with an ability to remain profitable through market cycles	✓
4 Significant and realizable **earnings growth potential**	✓
5 Primary geographical **focus on North America and Europe**	✓
6 Ability to **benefit from access to public markets**	✓

Overview of Proposed Transaction

- cunova GmbH ("cunova"), a global leader in the manufacturing of high end specialty copper products, will merge indirectly, through its sole shareholder Magnet Joint Venture GmbH, with SEDA, a NYSE listed special purpose acquisition company
- cunova will concurrently acquire the Aerospace business of KME Group ("Aerospace"), a leading engineering partner of the aerospace industry
- The combined entity, comprised of cunova and Aerospace (the "Company")[1], will be listed on NYSE

$736m	**Pro forma enterprise value[2]**
$289m	**Pro forma net debt[3]**
$85.5m	**2024E Adjusted EBITDA[4]**
8.6x	**Implied EV / 2024E Adjusted EBITDA[4] vs. peers at 17.2x[5]**

1. *Unless otherwise specified, this Presentation assumes the acquisition of Aerospace by cunova has taken place and presents the Company on such basis. 2024 YTD average (as of June 6, 2024) EUR/USD exchange rate of 1.082 used throughout the Presentation*
2. *Pro forma EV calculated based on estimated Trust Value at closing (US$10.00/share) multiplied by pro forma shares outstanding (44.7m) plus pro forma net debt (US$289m)*
3. *Represents pro forma total debt of the Company less cash and cash equivalents (including financial credits of $2.4m, which represents insured amounts due to cunova in relation to the ABN factoring facility) as at December 31, 2023*
4. *Adjusted EBITDA defined as net income before income tax, exceptional items (carve-out cost), interest expense, and depreciation & amortization, as adjusted for the acquisition of the Aerospace Business of KME Group. Represents the midpoint of the 2024 guidance range for cunova and KME Aerospace as described in further detail on slide 26*
5. *Selected peer set based on Value-Add Processor peers (ATI, Materion, Carpenter Technology, Reliance Steel & Aluminum, Worthington Industries and Timken), Navy exposure peers (BWX Technologies), and Aerospace peers (Loar Group, Transdigm, Hexcel, and Howmet Aerospace) based on FactSet data as at June 6, 2024*

6

Strictly Private & Confidential

Strictly Private & Confidential History of anticipating and meeting market needs across addressable markets and well positioned to capitalize on existing growth markets Key investment highlights 7 3 Consistent, through - the - cycle profitability with substantial long - term upside, supported by high returns and margins, low capital requirements and virtually no commodity price exposure Scarce public market opportunity for substantial long - term upside potential with direct exposure to the high - growth space exploration market – benefitting from proprietary IP that contributes to a dynamic competitive positioning 1 Highly attractive entry valuation relative to peers, expected to be driven, in part, by historically higher trading multiples for aerospace businesses as the Company's businesses mix is expected to shift over the medium and long term 7 Outlook supported by strong market fundamentals across key end markets 2 Long - term relationships with blue chip customers – resulting in low churn and significant recurring revenue 4 Important contributor to sustainability and the energy transition in the electric vehicle and aerospace engine sectors 5 6 June 2024

Strictly Private & Confidential Company overview 1

Strictly Private & Confidential Global leader in specialty copper products 9 A market leading position in all of the segments in which it operates Casting Technologies (CT) & Casting Services (CS) The market leader 2 for complex, customer - specific casting moulds #1 Market Position (CT) 2 1. High - voltage direct current 2. Worldwide market share (percentage k€) estimated by total market demand of moulds by region based on management estimates and the number of pieces supplied by each player as of 2020 (limited number of players in the market). Represents casting technologies only 3. Global market for CuNi seawater applications based on management estimate; estimated based on the share of won tenders by end market and the average to get a blended market share as of 2020 4. Market for copper alloys CuTe , CuSP , CuCr1Zr based on management estimates of the extruded & drawn business as of 2020 (i.e. excluding the special parts and cooling elements); In European Elbrodur and OSNA markets (other / emerging markets are not well defined) Addressable Market Share (CT) 2 Maritime Supplying a unique range of seawater - resistant pipes, flanges and fittings #1 Market Position 3 Industrial High conductivity products for thermal and electrical application (e.g. HVDC 1 ) in various industrial sectors #2 Market Position 4 Addressable Market Share 3 Addressable Market Share 4 50% Aerospace A leading engineering partner of the space exploration industry, providing comprehensive design services and high performing products ▪ First mover advantage on critical rocket engine components ▪ We believe we are the only established supplier to nearly all tier - one names in the space exploration sector of components we offer Provides life - extending and knowledge - bearing services after installation cunova Other cunova cunova Other 40% Other June 2024

EDGE cunova

June 2024

What we do

Producer of mission critical copper products and solutions to a diverse set of end markets

Casting Technologies (CT) & Casting Services (CS)

CT: 38% of 2023 Adjusted EBITDA[1]

CS: 18% of 2023 Adjusted EBITDA[1]

Supply and services for customer-specific casting moulds made of special copper alloys

Casting Technologies	▪ Moulds for continuous steel casting ▪ Advanced mould coatings & materials
Casting Services	▪ Repair & maintenance

Aerospace

22% of 2023 Adjusted EBITDA[1]

Engineering and design partner for aerospace, with a focus on the space exploration end market

- Highly specialized components for aerospace rocket engines, designed for critical applications in extreme environments

Maritime

11% of 2023 Adjusted EBITDA[1]

Supplier of pipes and fittings for shipbuilding and offshore installations

Navy	▪ Specialized components to naval submarines
Commercial and O&G	▪ Corrosion resistant tube, fittings and flanges for seawater applications

Industrial

11% of 2023 Adjusted EBITDA[1]

Supplier of ready-to-install components, extruded and drawn rods, profiles, and tubes

- Extruded & drawn
- Special parts
- Cooling elements
- 3D powder

Company key stats

Osnabrück, Germany Headquarters	**>1,000** Full-Time Employees Globally	**9** Facilities Globally	**c.25 Years** Average Professional Experience of Leadership Team
<5% Customer Churn Rate[2]	**29%** 2023 Adjusted EBITDA Margin[3]	**26% CAGR** (2021-23 Adjusted EBITDA[1])	**#1 and #2** Addressable market position[4]

Across all segments, the Company will provide products and services that are often both performance-critical and specified into client processes

1. Adjusted EBITDA defined as net income/loss as presented in the Company's financial statements in accordance with IFRS, as adjusted to exclude (i) income tax, (ii) exceptional items (one-off carve out cost), (iii) interest expense, and (iv) depreciation and amortization
2. Data based on management calculations for 2017-2020 period, does not account for Casting Services and excludes KMETF
3. 2023 Adjusted EBITDA Margin calculated as 2023 Adjusted EBITDA (US$77m) divided by 2023 Full Added Value (see slide 24 for definition of FAV)
4. #1 addressable market position in Casting Technologies and Maritime segments and #2 in the Industrial & Energy segment as of 2020 (see slide 8 for clarification on geographic scope of market positions)

10

Strictly Private & Confidential

Strictly Private & Confidential Why we are needed – Casting 11 ▪ Essential to steelmaking process – both BF 1 and EAF 2 – yet a marginal portion (<0.5%) of a mill’s cost base ▪ The product quality of the moulds is of critical importance for the quality of the steel produced ▪ Moulds are often specialized to the client resulting in high switching costs 1. Blast Furnace (“BF”) 2. Electric Arc Furnace (“EAF”) 3. Casting of non - ferrous metals includes aluminum (for thin strip casting) Example applications Casting of flat steel Casting of long steel Casting of non - ferrous metals 3 We believe we are the leading supplier of an essential and bespoke consumable component to the steel industry Casting Services Description Casting Technologies Casting Services ▪ Casting products are consumable and have a regular service and replacement cycle , resulting in recurring revenue generation ▪ Its importance is increased by a current general trend of outsourcing maintenance and refurbishing at steel plants ▪ Track record, proximity to steel mills in current geographic locations and ability to go “down - the - caster” have led to even closer customer relationships June 2024

Strictly Private & Confidential Why we are needed – Aerospace 12 ▪ We believe we are the only established supplier of the components we offer in the space exploration sector – first mover advantage ▪ Marginal portion of a rocket’s cost base representing critical engine components that allow for the reuse of rocket engines o This reusability contributes to resource efficiency in the aerospace industry – a primary objective across the sector as the number of rocket engines in use every year is expected to grow substantially over the long - term ▪ Reputation for quality and reliability ▪ Based on the performance of existing products, we are currently exploring expanding to other parts of the engine Rocket engine components We believe we are the only established supplier capable of providing rocket engine components critical to reusability 1 Description Example applications Aerospace 1. KME market intelligence June 2024

EDGE cunova

June 2024

Why we are needed – Maritime & Industrial Applications

Maritime

Description

- We believe we are a top producer of corrosion resistant tube, fittings and flanges for seawater applications
- Products designed for durability and longevity
- Loyal customer base – trusted supplier to key western navies

Example applications

Naval submarines



Offshore O&G platforms



Desalination plants



Commercial shipbuilding



Industrial

Description

- Trusted supplier of key components to a variety of high tech industries:
  - Sputter targets for LED screens
  - Parts for HVDC power transmission
  - Cooling of EAF and BF
  - Copper alloy powder for 3D printing
- Potential for continuous expansion of product offerings driven by growth in end markets and R&D into other applications (e.g. hollow profile rods for water cooled EV[1] motors)

Example applications

EAF cooling



HVDC transmission



3D printing



Sputter targets for LED screens



Hollow profiles rods for liquid cooled EV motors



1. *Electric Vehicle ("EV")*

13

Strictly Private & Confidential

Strictly Private & Confidential Barriers to entry with spec’d in designs, high market share, know - how, customer comfort, on - site technical consultants, and a comprehensive patent portfolio covering niche industries Market standard in reliability with a long and proven track record of quality in our end markets Value - add repair and maintenance services enhancing client relationships and increasing our market understanding Why we win 14 Our unrelenting focus on quality and innovation – in end markets where consistency and reliability are critical – separate us from the competition and drive recurring revenue and growth opportunities Ability to meaningfully impact sustainability and cost metrics of customers Price insensitive customers due to products being mission critical and making up a small component of their overall cost structure Strong and diverse customer base with c.1,000 customers per year across 4 continents 1 Constant innovation based on deep understanding of customers’ applications resulting in new solutions for the challenges of customers With our first mover advantage , we believe we are the only established supplier of key components to nearly all tier - one names in the space exploration sector 1 2 3 4 5 6 7 8 1. Based on average annual number of unique customers from January 1, 2020 to September 18, 2023 June 2024

EDGE cunova
June 2024

Where we do business

Globally diversified business model – with exposure to both mature and growth markets

Geographic footprint


Production Plant
Service Centre
Headquarter (Production and Service Centre)

Business by region[1]


LATAM & MEA
~3%
Europe
APAC
~15%
~40%
~42%
North America
The US is currently expected to represent the Company's largest growth market

Globally diversified with >1,000 Full-Time Employees and c.1,000 customers per year[2]

1. *Based on 2023 Full Added Value (see slide 24 for definition of FAV) including Aerospace sales located 100% in North America*
2. *Based on average annual number of unique customers from January 1, 2020 to September 18, 2023*

15

Strictly Private & Confidential

Strictly Private & Confidential Key investment highlights 2

EDGE cunova

June 2024

Substantial direct exposure to high-growth space exploration…

We believe we are the only established provider of certain mission critical equipment to some of the most active space exploration companies

Total payload coverage (kt)[1]


Higher payloads require rockets to have more engines
30% CAGR
1.1
1.7
2.6
3.0
3.5
4.3
5.0
6.6
9.2
2022
2023
2024
2025
2026
2027
2028
2029
2030

Addressable market growth patterns

- Industry deep-dive review recently estimated that the Aerospace addressable copper component market could grow by more than 3x from 2022 to 2030[2]
- Key factors in market evolution include increased payload and number of engines per rocket, partially offset by moderating growth of launch activity and increased reusability of engines
- Although year-over-year growth patterns may vary significantly with the engine re-designs, testing and launch patterns of key customers, there is expected to be substantial market growth potential over the medium and long term
- We believe Aerospace has a first mover advantage and position as a trusted and established supplier to certain of the most active space exploration companies, and we expect Aerospace performance to move in line with sector activity
- Potential for further growth over the medium to long term through expanding product offering to additional engine components

Space exploration activity is currently outpacing reusability rate of engines – resulting in a potentially more than tripling of the addressable market size for Aerospace

Source: Global management consulting firm
1. *USA and Europe only*
2. *As estimated by a global management consulting firm in March 2023*

17

Strictly Private & Confidential

Strictly Private & Confidential 0.9 0.9 1.3 1.8 2020 2022 2025 2030 - 5 10 15 20 25 30 35 2015 2020 2025 2030 2035 SSN(X) Class Virginia / Virginia Extended Columbia Class Hulls Under Construction …with a strong outlook in other key end markets 18 Global (ex China) crude steel production outlook (mt) Source: World Steel Association, Wood Mackenzie 1. Successor to the Virginia Class 2. Virginia Class Submarine 3. Columbia Class Submarine 4. Wood Mackenzie base case end - use copper demand for solar and wind renewable energy, data only available from 2020 onwards Number of submarines per year Copper demand from renewable energy (mt) 4 ▪ Global crude steel production (excluding China) growth currently expected to be stable through 2030 and over the long - term ▪ US naval submarine fleet currently expected to expand, beginning with Virginia Class Block VI ▪ Copper end - use demand from renewable energy sources is currently expected to nearly double by 2030 compared to 2020 Casting Maritime Industrial 1 2 3 818 856 947 1,058 2015 2022 2025 2030 June 2024

Strictly Private & Confidential Well - positioned for growth through exposure to key growth markets… 19 Trends Space Exploration ▪ Recyclability of engines and increased focus on resource efficiency ▪ Opportunity to supply additional engine components Electrification Additive Manufacturing Defense Spending Decarbonization and Green Steel Expected growth vector ▪ Components for HVDC transmission ▪ Hollow profile rods for water - cooled electric motors ▪ 3D powder and printed solutions ▪ Customized, corrosion resistant pipes, flanges and fittings for submarines and aircraft carriers ▪ EAF cooling for green steel ▪ Supplier to newest and lowest emission steel mills ▪ End to end automation of steel plants (e.g. mould as sensor) Company segment Aerospace Casting Industrial Industrial Maritime Industrial June 2024

EDGE cunova

June 2024

...with numerous initiatives in place to deliver growth

Leverage synergies of cunova and KME Aerospace combination	▪ Expected opportunity to grow Aerospace's portfolio and/or accelerate Aerospace's production offering to other parts of the rocket engine ▪ Leveraging cunova's capabilities with tubes, machined parts and copper alloy powders (3D printing)
Expand to new markets	▪ Expansion of manufacturing footprint as well as employing partnership model to grow Casting in key growth markets, such as India ▪ Growth of Aerospace outside of the US ▪ Expand into aluminium casting market with copper-based casting sleeves ▪ Increase capacity in crucible production to meet expected increase in titanium casting demand
Expand product offering	▪ Roll-out of casting services across the portfolio, going "down the caster" globally ▪ Upsell customers to higher margin advanced moulds ▪ Expand Aerospace portfolio to have greater coverage of the rocket engine
Continued emphasis on R&D and accessing growth end markets	▪ Continue to further our existing R&D pipeline and identify new potential applications ▪ Strategic review recently completed for Industrial Applications division, identifying expected highest opportunity end-markets (including EAF cooling panels and nose pans, water-cooled waveguides and 3D printing)
Potential for bolt-on M&A	▪ Potential for opportunistic acquisitions to complement existing capabilities ▪ Management team highly experienced with M&A integration

20

Strictly Private & Confidential

Strictly Private & Confidential Long - term relationships with blue chip customers… 21 With c.1,000 customers per year 1 , the Company has a diversified customer base – including premier names in each of its end markets Casting Technologies Casting Services Aerospace Established supplier to nearly all tier - one players 2 Maritime Industrial 1. Based on average annual number of unique customers from January 1, 2020 to September 18, 2023 2. Aerospace customer list is redacted due to customer confidentiality requirement June 2024

Strictly Private & Confidential …driven by our track record of product reliability 22 High switching costs and low share of total costs drive high levels of recurring revenue ▪ Most of the components produced have a “zero - failure” tolerance – their performance is mission critical to our customers ▪ We believe substitution risk is low given the importance of reliability to our customers and our products typically represent a small portion of the total cost of the customer’s product ▪ The trust of our customers is, therefore, one of our most important assets and gives us a distinct competitive advantage that dr ives significant recurring revenue Tailor made products often specified into manufacturers’ product designs 1 Trusted supplier to US, UK, French and Italian navies 1 2 >30 year average length of key casting customers 2 3 <5% customer churn across the portfolio 3 4 Majority of the 25 largest steel companies source from cunova 4 5 The Company’s casting moulds account for <0.5% of steel production costs 5 6 Aerospace products typically represent a marginal allocation of the client’s capex budget 7 Key Aerospace customers seeking to increase content through engine coverage 8 1. Tier 2 supplier to US, UK, French and Italian navies 2. Key casting customers based on long - standing customer relationships with Rizhao Steel, ArcelorMittal and Nucor 3. Data based on management calculations for 2017 - 2020 period, does not account for Casting Services and excludes KMETF 4. Ranking of top steel - producing companies in 2022 by the World Steel Association 5. Based on management’s 2020 estimate June 2024

Strictly Private & Confidential Dedicated to resource efficiency and the circular economy and to support the transition to energy conservation 23 Provider of critical components that support the energy transition and resource efficiency in the aerospace, maritime and steel manufacturing industries Sources: cunova and KME estimates Energy transition Improving maritime resource efficiency Making electric vehicles more efficient Contributing to the Circular Economy Positioned to supply high quality, specialty copper products that support the energy transition in the electric vehicle sector Aerospace products contribute to the re - use of rocket engines, contributing to resource efficiency and cost reduction in the aerospace industry Providing critical components to the newest and most efficient mills being constructed Products designed to last the lifetime of a ship/submarine Specialized products that improve performance of EV motors and vehicle charging By reducing resource consumption, extending the life cycle of products, using renewable materials and reusing end - of - life products, we are an important positive contributor to the Circular Economy In 2023, management estimates ~50 - 60% of copper used by cunova was recycled Contributing to lower carbon steel manufacturing Enabling re - use of Aerospace engines June 2024

Strictly Private & Confidential - 2,000 4,000 6,000 8,000 10,000 12,000 Chart Title Copper Price (US$/mt) 49 66 77 23% 28% 29% 0% 10% 20% 30% 40% 50% 60% - 10 20 30 40 50 60 70 80 90 2021 2022 2023 Chart Title Adjusted EBITDA (US$m) Adjusted EBITDA Margin (% of FAV) The Company passes the costs of its input materials through to customers, as demonstrated by its consistent margins through the recent commodity price cycle A business model that passes through commodity price risk 24 Supply agreements Adjusted EBITDA 1 ( US$m ), Adjusted EBITDA margin (%) vs copper price (US$/ mt ) 2 Copper cash official LME price (US$/mt) ▪ Supply agreements are in place with KME and other suppliers for provision of material in accordance with pre - agreed specifications ▪ At the time the Company enters into a sales agreement with a customer, the Company only purchases the amount of input materials it requires from its suppliers ▪ The costs of input materials charged by the Company’s suppliers are passed through to the customer ▪ The Company also has the right to sell scrap to KME for recycling Source: FactSet 1. Adjusted EBITDA defined as net income before income tax, exceptional items (carve - out cost), interest expense, and depreciation & amortization 2. Copper price data from January 1, 2021 to December 31, 2023 36% growth 17% growth June 2024

EDGE cunova
June 2024

Consistent and robust profitability – with low capital intensity and increasing margins

FAV[1] by segment (US$m)


213
44
42
34
92
238
40
44
10
45
99
262
39
43
26
56
99
11%[2]
(6%)
2%
n.a.
28%
3%
2021
2022
2023
CAGR ('21-'23)
Casting Technologies
Casting Services
Aerospace
Maritime
Industrial

Adjusted EBITDA margin[3] by segment (%)


23%
28%
29%
26%
n.a.
12%
25%
35%
26%
51%
10%
25%
30%
25%
65%
20%
22%
2021
2022
2023
Total Casting[4]
Casting Services
Maritime
Casting Technologies
Aerospace
Industrial
Total margin

Adjusted EBITDA by segment (US$m)


49
11
5
33
66
10
4
5
12
35
77
9
8
17
14
29
26%[2]
(11%)
27%
n.a.
15%[5]
2021
2022
2023
CAGR ('21-'23)
Total Casting[4]
Casting Services
Maritime
Casting Technologies
Aerospace
Industrial

Capex[6] (US$m)


3.6%
1.8%
8
5.3%
2.6%
13
5.8%
3.2%
15
2021
2022
2023
Capex
% of FAV
% of sales

Existing backlog as of April 2024: US$125m FAV[1]

1. *Full Added Value (FAV) is defined as contractual sales in a given period, minus metal costs, including market price of all price of all metals underlying the input materials, premium and melting loss fees. For 2021 and 2022, FAV is based on internal consolidation with budgeted foreign exchange; in 2023, FAV is based on actual foreign exchange*
2. *CAGR is calculated as adjusted for Aerospace*
3. *Shown as a percentage of FAV*
4. *Total Casting represents the combined total of Casting Technologies and Casting Services; Adjusted EBITDA was not separately reported in 2021*
5. *Represents the Adjusted EBITDA CAGR of Total Casting; Casting Technologies and Casting Services EBITDA split unavailable in 2021*
6. *Includes capex attributable to cunova*

Strictly Private & Confidential
25

EDGE cunova

June 2024

Guidance and long-term targets

2024 Guidance[1]


cunova

- 2024E EBITDA[2] of US$68-71m[3]
- 2024E EBITDA[2] margin (as a % of FAV) of 23-25%
- Segment commentary:
  - **Casting Technologies**: Relative to 2023, we expect growth, despite a challenging market situation, reflecting anticipated normalization of pre-material supply, growth in special product offerings (such as crucibles and sleeves), and a reinvigorated go-to-market strategy
  - **Casting Services**: We expect continued growth, albeit at a more moderate pace relative to 2023, driven by the trend of increased outsourcing of mill maintenance and the establishment of a new service center
  - **Maritime**: Relative to 2023, we expect growth driven by major orders from a key supplier of the UK Navy and expected orders from a key supplier of the US Navy
  - **Industrial Applications**: Relative to 2023, we expect modest growth reflecting ongoing re-positioning of our product portfolio, with supplying the market for additive manufacturing beginning to generate higher margin sales
- Capital expenditures expected to be US$11-13m, a majority of which is expected to be spent on growth initiatives


KME
Aerospace

- 2024E EBITDA[2] of US$15-17m
- We expect a temporary growth slowdown in 2024 attributable to rocket engine design updates at a key customer and inventory de-stocking at another customer (mainly related to delays in test flight activities and authorizations)
- No capital expenditures expected, as manufacturing will be outsourced to KME

Long-term targets beyond 2024 (pro forma)

- We expect high single-digit annual FAV percentage growth, with our Aerospace segment expected to provide the highest percentage growth among our end-markets
- We expect high single-digit to low double-digit percentage annual EBITDA[2] growth
- We expect annual capital expenditures (including growth initiatives) to be 3-5% of FAV
- Free cash flow prioritized for de-leveraging, with target leverage of 2.0-2.5x net debt / EBITDA

1. *Converted to US$ using the 2024 YTD average EUR/USD exchange rate of 1.082 (as of June 6, 2024)*
2. *EBITDA is defined as loss / profit for the period before income tax expense, financial income (costs), net and depreciation, amortization and impairment. The above EBITDA and EBITDA margin guidance is provided on a non-IFRS basis and no reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation.*
3. *Includes post-transaction public company costs*

26

Strictly Private & Confidential

EDGE cunova
June 2024

Long-term business growth drivers – cunova

Management's current view


Casting Technologies

- FAV currently expected to grow at a higher rate than global crude steel production (excluding China)
- Growth in sleeves (for aluminum sheet casting) and crucibles (for specialty steel and titanium production, which was historically primarily supplied from other providers in Russia), which utilize cunova's forged copper capabilities to provide a superior product
- Increasing market share through revamped go-to-market model with higher incentivization of sales force and agents
- Modest pricing growth driven by upsell cycle to high-performance, higher margin thin slab moulds
- Potential for further growth through implementing mould as a sensor in steel plant automation


Casting Services

- FAV currently expected to grow at a higher rate than Casting Technologies
  - Strong trend towards outsourcing maintenance in steel mills
  - Capacity growth to address underserved market for chock repairs
  - Addition of new service stations
  - Enhanced servicing capabilities to move "down the caster" and servicing products manufactured by other suppliers


Maritime

- US Navy currently expected to expand its fleet significantly in Block VI in coming years
  - Virginia Class – 2 ships per year[1] in Block VI vs. 1 per year in Block V
  - Columbia Class – new ship class, with 1 ship expected per year[1]
  - Aircraft carriers – 1 carrier per 4 years[1] in Block VI vs. 1 per 5 years in Block V
- Columbia Class ships require higher proportion of cunova's main seawater parts and CuNi fittings than Virginia Class
- Pricing agreements for Virginia Class Block VI to include inflationary cost pass-through, providing margin benefits vs. prior years
- Additional medium to long term potential upside from AUKUS treaty
- Offshore oil and gas growth expected to be in line with industry offshore capital expenditures


Industrial

- Core extruded & drawn products business currently expected to grow in line with industrial demand in Europe
- Incremental FAV growth expected through higher-margin new products in growth markets, including EAF cooling, additive manufacturing and EV technology

1. *Congressional Research Service (April 2024)*

27

Strictly Private & Confidential

June 2024

Long-term business growth drivers – Aerospace

Management's current view


Aerospace

- FAV currently expected to grow directionally by number of rocket engines required by our key customers (see right for an illustrative framework to calculating Aerospace demand)
  - General trend towards larger rockets, increased payload and more engines per rocket
  - Number of new engines required per launch to be partially offset by expected increase in reusability of engines over time
- Annual growth patterns may vary significantly depending on our customers' testing and launch patterns and periodic rocket re-designs
- Copper intensity of engines dependent on our customers' design parameters
- Potential for further growth over short to medium term through expanding product offering to additional components of the rocket engine and increasing non-satellite space exploration activity

Aerospace market demand framework

Aerospace addressable copper market

1 x 2 x 3

Parameter	Drivers
1 # of rocket launches	**Payload demand** • Launch rates expected to trend up as space exploration activity drives greater payload demand • Satellite launches are a core driver **Payload per launch** • Higher payload rockets currently in development expected to partially offset # of launches needed
2 # of new engines per launch	**# of engines per rocket** • Driven by rocket size and payload capacity • Expected to trend up in the long-term as larger rockets come online **Engine reusability rate** • Reusability varies by customer and rocket type • Expected to trend up over the long-term
3 Copper intensity per engine	**Tons of copper needed per engine** • Expected to trend up over the long-term as engine sizes increase • Potential to increase through supplying additional components in engines
Engine testing	• Varies by customer, rocket type, and development stage

28

Strictly Private & Confidential

Strictly Private & Confidential 8.6x 22.1x 21.9x 15.3x 18.7x 12.3x 12.0x 11.8x 11.5x 9.9x 9.5x Chart Title 29 Attractive entry valuation – with significant potential upside EV / 2024E Adjusted EBITDA (x) Source: FactSet as at June 6, 2024 1. 8.6x EV / EBITDA ratio calculated based on at - merger enterprise value of US$736m and 2024E Adjusted EBITDA of US$85.5m based on midpoint of the 2024 guidance range for cunova and KME Aerospace , as adjusted for the acquisition of the Aerospace Business of KME Group (see slide 26 for 2024 guidance) 2. 2023 Adjusted EBITDA Margin calculated as 2023 Adjusted EBITDA (US$77m) divided by 2023 revenue (US$484m) 3. 2023 Adjusted EBITDA Margin (% of FAV) calculated as 2023 Adjusted EBITDA (US$77m) divided by 2023 Full Added Value (see slide 24 for definition of FAV) 4. High single - digit (“HSD”) 5. See slide 26 for 2024 guidance and long - term targets 6. Based on anticipated revenue growth for 2024 and 2026 Aerospace targets a specific industry segment which currently trades at a significant premium to value - add processors Aerospace’s contribution to the Company’s Adjusted EBITDA is currently expected to grow over the next decade – with additional upside potential from higher than expected space exploration activity and increased rocket engine coverage 20% 13% 13% 9% 12% 15% 16% 18% 23% 50% 35% 16% 2 (29% of FAV) 3 2023 Adjusted EBITDA Margin (% of gross sales) 4% 2% 10% 3% n.a. 7% 6% 10% 10% 8% 16% HSD 4 % on FAV 5 ’24 - ’26 revenue CAGR 6 (%) 4% 3% 4% 3% 7% 5% 6% 6% 3% 2% 4% 3% (6% of FAV) 2023 capex (% of sales) 1 (Proposed Transaction) June 2024 Aerospace focused Value - add processors Navy exposure Aerospace niche components manufacturer that went public in April 2024 43.8x

Strictly Private & Confidential Key takeaways 30 Attractive entry point with significant potential to increase value x First mover advantage providing direct exposure to all tier - one space exploration companies – a sector we believe is currently positioned for substantial growth x Established leader in all key segments – with high market share, recurring revenue and barriers to entry x Robust fundamentals and strong outlook currently across all key end - markets – with identified initiatives underway to maximize exposure x History of strong margins, through - the - cycle profitability, and cash flow generation x Strong backing from KME , a global leader in copper products – a demonstration of confidence in the Company’s future x Demonstrated leader in quality and innovation – driving low churn and recurring revenue x Heightened strategic focus and accomplished management team x Dedicated to resource efficiency and the circular economy and to support the transition to energy conservation x June 2024

Strictly Private & Confidential Corporate history & transaction overview 3

EDGE cunova

June 2024

Corporate history: carve out process commenced 2020

Enhanced strategic focus – benefiting from a lean organizational structure and high quality management team with a proven track record

1920s[1]	2020-2022[2]	2022-2023	2024
History of success of legacy cunova business	**KME Special carve-out, investment from Paragon & rebranding to cunova**	**Continued improvement at cunova & transformational growth at Aerospace**	cunova + KME Aerospace business + EDGE
KME's specialty copper business has been in operations **since the 1920s[1]** **Proven track record** as a successful and standalone business unit	**KME** carves out **KME Special** **Paragon** acquires 55% interest in **KME Special**, with **KME** retaining 45% ownership **Paragon** provides institutional private equity support to enhance the KME Special carve-out process **KME Special rebrands to cunova**	Proliferation of space exploration drives substantial growth at **Aerospace** New leadership team at cunova	
KME	KME SPECIAL + PARAGON PARTNERS → cunova	cunova, KME *Aerospace business*	

KME's desire to rollover its equity in the Company (and increase its effective ownership of cunova) demonstrates its confidence in the Company and its long-term success

1. *Internal KME estimate*
2. *KME carved out KME Special in 2020; the merger between KME Special and Paragon closed in 2022; rebranding to cunova was completed in 2023*

32

Strictly Private & Confidential

EDGE cunova

June 2024

Refreshed and high-quality leadership team, with the management team averaging c.25 years of professional experience



Werner Stegmüller

Chief Executive Officer

31 years experience

- CEO since January 2023
- Previously CEO of Griesson - de Beukelaer for 7 months & Theo Müller group of companies for >4 years



Dr. Wolf van Lengerich

Chief Financial Officer

20 years experience

- CFO since August 2023
- Previously CFO of Eickhoff Maschinenfabrik und Eisengießerei for >3 years, Maschinenfabrik Bernard Krone for >4 years



Dr. Sascha Stempel

Chief Operating Officer

24 years experience

- COO since March 2023
- Previously COO of Brillux for >4 years



Klaas Unteutsch

Head of Melting & Casting Technologies

17 years experience

- Head of Melting & Casting Technologies since March 2023
- Joined KME in April 2016 as the Commercial Director



Jack A. Roser

Head of Casting Services

23 years experience

- Head of Casting services
- Previously CEO and President of Roser Technologies, Inc which was acquired by cunova on January 1, 2022



Michael Volland

Head of Maritime Applications

30 years experience

- Head of Maritime Applications since January 2009
- Joined KME in February 1993 as Sales Manager and served in this position for more than 15 years



Philip Schröder

Head of Industrial and Energy Applications

13 years experience

- Head of Industrial Applications since February 2024
- Previously Head of BU WeWire and Head of Sales at Coroplast for approx. 4 years



Dr. Peter Böhlke

Group Director, Technology & Development

23 years experience

- Group Director, Technology & Development at KME since November 2019
- Joined KME in 2003 as the Technical Coordinator, Rolled Products

33

Strictly Private & Confidential

EDGE cunova

June 2024

Transaction overview

Illustrative valuation, ownership and sources & uses

Illustrative pro forma ownership


SEDA[1]
8.5%
KME
31.3%
60.1%
SEDA public shareholders (including any PIPE shareholders)

Illustrative pro forma ownership[2]	Shares (m)	Value (US$m)
KME	26.9m	$269m[3]
SEDA public shareholders[4]	14.0m	$140m
SEDA[5]	3.8m	$38m
Total	**44.7m**	**$447m**

Illustrative pro forma valuation at close

Estimated trust value at closing	*US$/share*	$10.00/share
Pro forma shares outstanding[6]	*m*	44.7m
Total equity value	***US$m***	**$447m**
Pro forma net debt	*US$m*	$289m
Pro forma enterprise value	***US$m***	**$736m**
2024E Adjusted EBITDA[7]	*US$m*	$85.5m
Implied EV / 2024E Adjusted EBITDA	*ratio*	8.6x

Illustrative sources & uses

Sources	(US$m)	Uses	(US$m)
Cash (in trust & any financing)[8]	$175m	Cash to Paragon	$135m
Existing net debt	$228m	KME tax coverage[9]	$20m
KME rollover equity[3]	$269m	Existing net debt rollover	$228m
Paragon VLA[10]	$61m	KME rollover equity[3]	$269m
		Transaction expenses[11]	$20m
		Paragon VLA[10]	$61m
Total sources	**$732m**	**Total uses**	**$732m**

1. SEDA shareholding includes sponsor promote attributable to SDCL and SEDA IPO anchor investors and any SEDA PIPE shareholders (SEDA may enter into subscription agreements with certain PIPE investors to consummate a concurrent PIPE financing). This amount does not include shareholder redemptions which may take place in connection with the shareholder meeting to vote on the extension or the shareholder meeting to vote on the business combination
2. Assumes share price of US$10.00 / share and no redemptions, warrant dilution, or amendment to the terms of the public warrants
3. Calculated based on estimated Trust Value at closing (US$10.00/share) multiplied by KME pro forma ownership (26.9m shares)
4. Includes SEDA public shareholders and/or any PIPE shareholders (14.0m shares)
5. Includes promote shareholders (Approx. 1.8m shares of SEDA promote, 2.0m shares of anchor promote and 0.025m shares given to Nicolo Dubini)
6. Pro forma shares outstanding calculated using total equity value (US$447m) divided by estimated Trust Value at closing (US$10.00/share)
7. 2024E Adjusted EBITDA based on midpoint of the 2024 guidance range for cunova and KME Aerospace (see slide 26 for 2024 guidance)
8. KME has committed to fund up to US$35m if the cash in trust plus any financing is at least US$140m but less than US$175m
9. Tax coverage to be paid to KME, final amount to be determined based on diligence
10. Paragon Vender Loan Agreement or similar instrument, the terms of which are to be finalized in connection with the proposed business combination
11. Illustrative transaction expenses

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Strictly Private & Confidential

Strictly Private & Confidential Capitalization summary 35 Pro forma capital structure Pro forma capital structure (US$m) 1. The Company is evaluating options to refinance the term debt in connection with this transaction 2. US$30m lease liabilities are attributable to rent of operational locations and other lease liabilities 3. Paragon Vender Loan Note or similar instrument, the terms of which are to be finalized in connection with the proposed busine ss combination 4. Pro forma cash and cash equivalents position includes financial credits of US$2.4m, representing insured amounts due to cunova in relation to the ABN factoring facility Pro forma Net Debt (as of 31 Dec 2023) x 2023 Adjusted EBITDA (ratio) Interest Rate Maturity Cunova - Term Debt 1 $191 2.5x TLA: EURIBOR + 6.25% TLB: EURIBOR + 6.50% TLC: SOFR + 7.00% TLA: January 31, 2028 TLB: January 31, 2029 TLC: January 31, 2029 Cunova - Other Debt $29 0.4x ABN Factoring: EURIBOR +1.1% ABN Finished goods financing: EURIBOR + 1.4% PNC RCF: SOFR + 2.75% Cunova - Lease Liabilities 2 $30 0.4x Paragon VLN 3 $61 0.8x 10.0% 4 years from closing Total Debt $311 4.0x Less: Cash and Cash Equivalents 4 ($22) Net Debt $289 3.7x June 2024

Strictly Private & Confidential A Appendix

Strictly Private & Confidential + How we do it 37 We participate in the highest value - added segment of the copper supply chain Suppliers (no cunova exposure) Operations Scrap Rolling & sawing Foundry Raw materials Finished product Cutting Hot rolling Intermediate rolling Casting Testing Annealing Coating R&D, Design, and Engineering Sales Sales R&D, Design, and Engineering Service & maintenance Manufacturing outsourced to KME Operations Finished product Aerospace business Machining (cutting, drawing, extrusion) Pre - material (slab or billet) June 2024

Strictly Private & Confidential 38 45% 100% 60.1% (basic basis) 180 - day lockup Equity rollover Current KME ownership Pro forma KME ownership Strong shareholder support for the transaction Aerospace business Aerospace business June 2024

Strictly Private & Confidential Adjusted EBITDA reconciliation 39 1. Values may not add up due to rounding 2. Net, including financial income, financial expense, and share of profit or loss of equity method investments 3. Including cost of quality Osnabrück, cost of gas shortage contingency plan, RTI cost overrun on product expansion and KMETF p res s breakdown, outsourcing & lay - off costs cunova Aerospace June 2024 US$m 1 2021 2022 2023 (Loss)/profit for the period 19 (27) (13) Income taxes 7 (6) 5 Financial (income) costs 2 10 23 35 Depreciation, amortization and impairments 8 44 28 EBITDA 44 33 55 Exceptional costs and carve-out costs 5 10 5 Inventory step-up - 16 1 Costs not considered in the covenant requirements of Hayfin financing 3 - 1 - Other costs (0.2) (0.1) 0.0 Adjusted EBITDA 49 61 61 US$m 1 2021 2022 2023 (Loss)/profit for the period - 4 11 Income taxes - 2 5 Financial (income) costs - - - Depreciation, amortization and impairments - - - EBITDA - 5 17 Exceptional costs and carve-out costs - - - Inventory step-up - - - Other costs - - - Adjusted EBITDA - 5 17

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